Exhibit 99.12

106 West 56th Street, 10th Floor

New York, New York 10019

July 3, 2024

Via Email, U.S. Mail and Federal Express

The Board of Directors

c/o Masimo Corporation

52 Discovery

Irvine, CA 92618

Re:        Empty Voting

Dear Members of the Masimo Board of Directors:

I am writing this letter to express serious concerns regarding a possible ongoing scheme to manipulate the outcome of the upcoming Annual Meeting of Stockholders.

We have observed that a brokerage firm associated with an investor who is a friend of Mr. Kiani voted a major position – approximately 9.9 percent of the company’s outstanding stock – in favor of the company’s nominees. The number of shares voted at this brokerage firm exceeded the shares publicly reported to be owned by this investor by several multiples. That excess amount was accumulated at the brokerage in the period running up to the record date and then disposed of out of the same brokerage right after the record date. These share movements corresponded almost exactly with movements in and out of brokerages associated with firms that lend shares in the market. Further, in the same period of these share movements, the short interest in Masimo stock increased by similar amounts.

Upon reviewing this data, which was first made available to us on Monday, July 1, we believe it is likely that this investor has engaged in a pattern of trading that is known as “record date capture” and “empty voting” that provides the investor the ability to vote shares of which they do not have economic exposure. This trading strategy involves purchasing shares to be able to hold them on the record date and therefore be entitled to vote them, while simultaneously borrowing and shorting an equivalent number of offsetting shares in order to eliminate economic exposure to the stock. In these instances, the position is closed shortly after the record date, once the right to vote has been secured. Empty voting at this scale threatens to distort corporate democracy at Masimo, as a stockholder whose votes are divorced from their economic interests may not vote in a manner that is in the best interests of the company and all its stockholders.

In light of these circumstances, we ask the Board to set a new record date for stockholders entitled to vote at the meeting. Based on the advice of counsel, we believe that if the Board acts promptly, it can set a new record date without having to move the Annual Meeting. We also believe the Board should investigate what, if any, contact Mr. Kiani has had with this investor. It is highly concerning that such a large position (just below the Section 16 threshold) should exist unknown to other shareholders and for just a brief period of time coinciding with the record date. It is also suspicious that the position was held at a broker associated with a friend of Mr. Kiani and was voted in its entirety much earlier than voting by third parties typically occurs (the only two major proxies that had been delivered as of Monday belonged to this investor and Mr. Kiani). The Board should unambiguously direct that Mr. Kiani cannot participate in, or encourage, any schemes that would undermine the ability of stockholders of the company to vote in a fair election.

Finally, because this investor would have clearly acquired over five percent of the company’s voting power with the intent to influence control by empty voting the shares, we believe the investor should have filed a Schedule 13D with the SEC disclosing their intentions.

Given the severity of these matters and their potential to materially impact the upcoming stockholder vote, we request that you look into these issues and take the appropriate actions to address them immediately.

Thank you,

Quentin Koffey

Managing Member

Politan Capital Management